JAN 17 2008

Allens Arthur Robinson

Washington, DC

103

Note: Should be 2008

ABN 47 702 595 758

Date	11 January 2007
Page	1 of 7
From	Allens Arthur Robinson
To	Emeco Holdings Limited
	Attention: Company Secretary
Fax	(08) 9321 1366 [redacted]

Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Australia
Tel 61 3 9614 1011
Fax 61 3 9614 4661

Correspondence
GPO Box 1776Q
Melbourne VIC 3001
Australia
DX 30999 Melbourne
Stock Exchange

www.aar.com.au

08000284

Confidential Fax
Fax enquiries ring 61 3 9613 8971

SUPPL

Dear Sir

Notice of Initial Substantial Holder:
Emeco Holdings Limited (ASX:EHL)

In accordance with section 671B of the *Corporations Act 2001* (Cth), we attach a 'Notice of initial substantial holder' (Form 603) on behalf of the Ospraie entities referred to in the notice.

Yours sincerely

Mark Malinas
Senior Associate
Mark.Malinas@aar.com.au
Tel +61 3 9613 8485

Attach

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Our Ref BZOM:RDSM:305326349

jqgm A0109785993v1 305326349 11.1.2008

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: 112 188 815

1. Details of substantial holder (1)

Name: Ospraie Management, LLC (and the Ospraie entities referred to in section 3 below) (*Ospraie*)

ACN/ARSN (if applicable)

The holder became a substantial holder on 9/1/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid ordinary	32,460,751	32,460,751	5.15%*

*Based on a shares outstanding figure of 631,237,568

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Ospraie Portfolio Ltd, and its major shareholders The Ospraie Fund, L.P. and The Ospraie Intermediate Fund, Ltd.	The Ospraie Portfolio Ltd. is the beneficial owner. The major shareholders named each hold more than 20% of the shares in The Ospraie Portfolio Ltd, and, as a result, each have a relevant interest by operation of section 608(3) of the Corporations Act.	32,460,751 fully paid ordinary shares
Ospraie Management, LLC	Ospraie Management, LLC is the investment manager for The Ospraie Portfolio Ltd. and, as such, has the power to control voting and/or the disposal of the shares held by it.	32,460,751 fully paid ordinary shares. (This is the aggregate of the shares listed above.)

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Ospraie	HSBC Custody Nominees (Australia) Limited	The Ospraie Portfolio Ltd.	32,480,781

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interests	Date of acquisition/disposal	Consideration		Class and number of securities
In each case, Ospraie		Cash	Non-Cash In each case, AUD	
	27/7/2006		1.90	10,626,315
	4/8/2006		1.85	100,000
	7/8/2006		1.79	100,000
	7/8/2006		1.82	200,000
	8/8/2006		1.76	200,000
	8/8/2006		1.73	100,000
	16/8/2006		1.67	-100,000
	5/9/2006		1.88	-100,000
	6/9/2006		1.94	-600,000
	22/9/2006		1.79	100,000
	26/9/2006		1.79	100,000
	4/10/2006		1.77	100,000
	19/10/2006		1.91	-239,291
	19/10/2006		1.92	-100,000
	20/10/2006		1.95	-140,709
	20/10/2006		1.98	-100,000
	26/10/2006		1.93	-100,000
	28/11/2006		1.80	200,000
	30/11/2006		1.77	100,000
	6/2/2007		1.91	-100,000
	9/2/2007		1.96	-1,400,000
	12/2/2007		2.00	-652,124
	12/2/2007		1.98	-250,000
	13/2/2007		1.99	-450,000
	13/2/2007		2.00	-500,000
	14/2/2007		2.01	-123,876
	14/2/2007		1.99	-137,000
	15/2/2007		2.00	-523,800
	15/2/2007		1.99	-63,000
	16/2/2007		2.04	-512,308
	19/2/2007		2.05	-250,000
	19/2/2007		2.00	-100,000
	19/2/2007		1.98	-100,000
	20/2/2007		1.99	-13,600
	23/2/2007		1.99	-4,720,000
	23/2/2007		1.99	-66,400
	23/2/2007		2.02	-22,600
	14/3/2007		1.71	100,000
	2/4/2007		1.80	-100,000
	2/4/2007		1.78	300,000
	3/4/2007		1.79	300,000
	4/4/2007		1.77	300,000

	5/4/2007		1.76	100,000
	10/4/2007		1.76	200,000
	10/4/2007		1.73	170,828
	11/4/2007		1.74	350,000
	13/4/2007		1.73	200,000
	16/4/2007		1.73	368,600
	17/4/2007		1.74	500,000
	17/4/2007		1.72	64,772
	18/4/2007		1.82	-300,000
	19/4/2007		1.84	-100,000
	30/4/2007		1.88	-400,000
	1/5/2007		1.91	-700,000
	2/5/2007		1.96	-284,116
	3/5/2007		1.99	-400,000
	8/5/2007		1.99	-471,507
	9/5/2007		1.98	-315,804
	18/5/2007		1.69	100,000
	21/5/2007		1.70	300,000
	22/5/2007		1.70	1,220,549
	22/5/2007		1.76	300,000
	23/5/2007		1.73	300,000
	23/5/2007		1.72	471,649
	23/5/2007		1.72	500,000
	23/5/2007		1.71	300,000
	24/5/2007		1.72	507,806
	24/5/2007		1.70	1,000,000
	25/5/2007		1.67	100,000
	25/5/2007		1.68	900,000
	28/5/2007		1.64	1,000,000
	29/5/2007		1.62	2,062,286
	30/5/2007		1.60	514,079
	30/5/2007		1.60	1,937,715
	1/6/2007		1.71	-100,000
	4/6/2007		1.72	-102,726
	5/6/2007		1.62	200,000
	13/6/2007		1.59	300,000
	13/6/2007		1.60	100,000
	14/6/2007		1.58	100,000
	15/6/2007		1.57	121,853
	15/6/2007		1.59	500,000
	18/6/2007		1.57	560,890
	19/6/2007		1.66	117,157
	22/6/2007		1.70	-400,000
	22/6/2007		1.69	-200,000
	2/7/2007		1.67	-100,000
	5/7/2007		1.69	-300,000
	10/7/2007		1.59	5,690
	23/7/2007		1.50	194,310
	24/7/2007		1.57	500,000
	26/7/2007		1.56	100,000
	27/7/2007		1.54	600,000
	30/7/2007		1.53	200,000
	31/7/2007		1.52	216,103
	1/8/2007		1.50	283,837
	2/8/2007		1.48	27,000
	2/8/2007		1.50	1,000,000
	3/8/2007		1.50	200,000
	8/8/2007		1.50	361,555

	6/8/2007		1.45	319,338
	7/8/2007		1.48	90,682
	8/8/2007		1.46	98,053
	8/8/2007		1.49	100,000
	9/8/2007		1.54	100,000
	10/8/2007		1.68	-100,000
	10/8/2007		1.51	7,793
	13/8/2007		1.61	108,431
	13/8/2007		1.49	92,207
	14/8/2007		1.47	100,000
	14/8/2007		1.45	19,896
	15/8/2007		1.40	600,000
	15/8/2007		1.40	930,703
	15/8/2007		1.24	424,545
	16/8/2007		1.34	379,117
	16/8/2007		1.30	600,000
	17/8/2007		1.27	973,951
	20/8/2007		1.30	828,261
	21/8/2007		1.28	200,000
	30/8/2007		1.48	-600,000
	30/8/2007		1.38	500,000
	31/8/2007		1.04	100,000
	21/9/2007		1.44	-100,000
	2/10/2007		1.46	-100,000
	4/10/2007		1.47	-173,478
	5/10/2007		1.49	-26,822
	8/10/2007		1.61	-600,000
	9/10/2007		1.64	-100,000
	9/10/2007		1.53	-200,000
	10/10/2007		1.66	-223,047
	10/10/2007		1.67	-100,000
	18/10/2007		1.49	200,000
	22/10/2007		1.43	700,000
	26/10/2007		1.50	-200,000
	29/10/2007		1.50	-100,000
	5/11/2007		1.42	219,750
	6/11/2007		1.40	280,098
	7/11/2007		1.27	1,000,000
	7/11/2007		1.37	401,152
	8/11/2007		1.19	700,000
	9/11/2007		1.13	900,000
	9/11/2007		1.13	1,000,000
	12/11/2007		1.15	100,000
	12/11/2007		1.10	1,000,000
	12/11/2007		1.10	2,259,850
	13/11/2007		1.10	140,180
	19/11/2007		1.16	-100,000
	20/11/2007		1.18	-122,506
	21/11/2007		1.17	-77,494
	22/11/2007		1.10	200,000
	23/11/2007		1.09	100,000
	26/11/2007		1.20	-200,000
	26/11/2007		1.18	-635,592
	27/11/2007		1.14	100,000
	30/11/2007		1.15	200,000
	10/12/2007		1.20	-20,939
	14/12/2007		1.14	20,939
	17/12/2007		1.10	737,417

	19/12/2007		1.02	862,583
	20/12/2007		1.01	093,021
	27/12/2007		1.05	756,379
	27/12/2007		1.05	50,000
	28/12/2007		1.05	81,250
	31/12/2007		1.07	94,393
	31/12/2007		1.05	100,000
	7/1/2008		1.05	100,000
	8/1/2008		1.03	200,000
	9/1/2008		1.00	280,000
	9/1/2008		1.00	700,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Ospraie	See paragraph 3 above.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ospraie	c/o Ospraie Management, LLC 320 Park Avenue 27th Floor New York, NY 10022 United States of America

Signature

print name	KIRK RULE	capacity	CHIEF COMPLIANCE OFFICER
sign here	[signature]	date	9/1/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members *is clearly set out in paragraph 7 of the form.*

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	11-Jan-2008
Time	10:20:25
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder

END